Interim Consolidated Financial Statements
Bombardier Recreational Products Inc.
April 30, 2005

Bombardier Recreational Products Inc.

INTERIM CONSOLIDATED BALANCE SHEETS

[Unaudited]
[millions of Canadian dollars]

		April 30,	January 31,
	Notes	2005	2005
ASSETS			[Restated]
Current assets
Cash and cash equivalents		$ 35.0	$ 150.3
Receivables, net of allowance for doubtful
accounts of $ 2.7 [January 31, 2005 - $ 3.2]		106.3	112.7
Inventories	6	319.4	302.1
Other assets	7	140.7	150.4
Total current assets		601.4	715.5
Property, plant and equipment		416.8	425.8
Goodwill	8	120.6	119.9
Trademarks		151.1	151.1
Other intangible assets		75.0	78.1
Other assets	7	54.2	66.5
		$ 1,419.1	$ 1,556.9
LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
Bank loans	9	$ -	$ 12.3
Accounts payable and accrued liabilities	10	555.6	595.2
Current portion of long-term debt		0.6	147.2
Total current liabilities		556.2	754.7
Long-term debt	11	315.6	249.5
Deferred income taxes		26.7	38.0
Employee future benefits liability		125.0	122.2
Other long-term liabilities	12	28.7	28.5
Total liabilities		1,052.2	1,192.9
Contingencies	23
Shareholder's equity
Capital stock	13	364.5	364.4
Contributed surplus	14	2.8	2.3
Retained earnings		8.2	11.0
Cumulative translation adjustment	15	(8.6)	(13.7)
		366.9	364.0
		$ 1,419.1	$ 1,556.9

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

Bombardier Recreational Products Inc.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

[Unaudited]
[millions of Canadian dollars]

		Three months ended
	Notes	April 30, 2005	April 30, 2004
			[Restated]
Revenues		$ 594.0	$ 623.9
Cost of sales		478.7	533.7
Gross profit		115.3	90.2
Operating expenses
Selling and marketing		44.2	39.3
Research and development	18	27.1	29.6
General and administrative		29.1	34.0
Total operating expenses		100.4	102.9
Operating income (loss) from continuing operations		14.9	(12.7)
Other (income) and expense
Financing cost	19	8.1	13.7
Gain on disposal of assets held for sale		(1.5)	-
Accretion in carrying value of redeemable preferred shares		-	1.0
Foreign exchange loss		9.8	35.4
Loss from continuing operations before income taxes		(1.5)	(62.8)
Income tax expense (recovery)	20	1.3	(15.8)
Loss from continuing operations		(2.8)	(47.0)
Loss from discontinued operations, net of income tax		-	(1.2)
Net loss		$ (2.8)	$ (48.2)

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

Bombardier Recreational Products Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]
[millions of Canadian dollars]

		Three months ended
	Notes	April 30, 2005	April 30, 2004
			[Restated] (1)
OPERATING ACTIVITIES
Loss from continuing operations		$ (2.8)	$ (47.0)
Non-cash items:
Depreciation and amortisation		26.1	30.1
Amortisation of deferred financing costs		1.1	1.6
Employee stock compensation	14	0.5	0.7
Deferred income taxes		(3.5)	(20.0)
Gain on disposal of assets held for sale		(1.5)	-
Accretion in carrying value of redeemable preferred shares		-	1.0
Gains on interest rate swaps		(0.2)	-
Foreign exchange loss		10.0	34.1
Net changes in non-cash working capital balances related to
operations	21	(34.9)	(29.4)
Cash flows from operating activities		(5.2)	(28.9)
INVESTING ACTIVITIES
Additions to property, plant and equipment		(10.5)	(8.5)
Proceeds on disposal of assets held for sale		4.9	-
Business acquisition		(5.3)	(6.4)
Other		0.2	-
Cash flows from investing activities		(10.7)	(14.9)
FINANCING ACTIVITIES
Decrease in bank loans		(12.3)	-
Increase in capital stock		0.1	6.5
Repayment of long-term debt		(147.2)	-
Issuance of long-term debt		62.1	-
Other		-	(2.7)
Cash flows from financing activities		(97.3)	3.8
Effect of exchange rate changes on cash and cash equivalents		(2.1)	2.0
Cash flows continuing operations		(115.3)	(38.0)
Cash flows from discontinued operations		-	(5.7)
Net decrease in cash and cash equivalents		(115.3)	(43.7)
Cash and cash equivalents at beginning of period		150.3	196.2
Cash and cash equivalents at end of period		$ 35.0	$ 152.5

Supplemental information
Cash paid for:
Interest		$ 2.0	$ 2.0
Income taxes		2.8	5.2
(1) Only certain items within Operating activities have been restated.

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

Bombardier Recreational Products Inc.

INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

[Unaudited]
[millions of Canadian dollars]

Three months ended
	April 30, 2005	April 30, 2004
[Restated]

Balance at beginning of period	$ 11.0	$ (17.5)
Net loss	(2.8)	(48.2)
Balance at end of period	$ 8.2	$ (65.7)

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

Bombardier Recreational Products Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

1. NATURE OF OPERATIONS

Bombardier Recreational Products Inc. ("BRP"), incorporated under the laws of Canada, is a wholly owned subsidiary of J. A. Bombardier Inc. ("J.A.B."). J.A.B. is owned by Bain Capital Luxembourg Investments S. ar. L (50%), La Caisse de Dépôt et Placement du Québec (15%) and Beaudier Inc., 4260937 Canada Inc., 4260911 Canada Inc. and 4260929 Canada Inc. (shares were previously held by Jadier International Inc., Gestion J.I.C.A. Inc. and Fonds Achbée Inc., respectively) collectively ("Beaudier group") (35%) (collectively, the "Sponsors").

BRP and its subsidiaries, collectively (the "Company"), through its Powersports and Marine Engines segments, designs, develops, manufactures and sells snowmobiles, watercraft, all-terrain vehicles, sport boats, outboard engines, recreational and small aircraft engines (the "recreational products business"). The Company's products are sold mainly through an international network of independent dealers, distributors and original equipment manufacturers. The Company manufactures its products primarily in North America and in certain European countries.

On December 18, 2003, the Company acquired the recreational products business from Bombardier Inc. Prior to December 18, 2003, the recreational products business consisted primarily of a division within the Bombardier Inc. group of companies ("Bombardier").

2. RESTATEMENT

On February 1, 2004, the Company's forward foreign exchange contracts were designated as hedges of forecasted transactions. For those contracts that were purchased prior to the beginning of the fiscal year, the designation of the hedge was made as at February 1, 2004. For forward foreign exchange contracts that were purchased subsequent to February 1, 2004, the derivative was designated as a hedge as at the contract inception date. For all of these derivative instruments the Company had used the critical terms method to assess hedge effectiveness.

The Company has concluded that the critical terms method to assess hedge effectiveness did not comply with AcG-13 for those derivatives that had a fair value other than zero on the date they were designated as hedges. Consequently, for those derivatives purchased prior to February 1, 2004 but designated as hedges on February 1, 2004, management has concluded that it was inappropriate to apply hedge accounting for these forward foreign exchange contracts. As a consequence, the Company was not permitted to defer the recognition of the changes in fair value of forward contracts for these particular derivatives. Consequently, the consolidated balance sheet as of January 31, 2005, the consolidated statement of income, the consolidated statement of cash flows and the consolidated statement of retained earnings for the year ended January 31, 2005 have been restated.

Bombardier Recreational Products Inc.

2. RESTATEMENT

The effect of the restatement, by line item, is as follows:

Consolidated balance sheet

	January 31, 2005
	As previously
	reported	As restated
Other current assets	$ 140.3	$ 150.4
Total Assets	1,546.8	1,556.9
Accounts payable and accrued liabilities	597.6	595.2
Shareholder's equity
Retained earnings (deficit)	(1.5)	11.0
Total Liabilities and shareholder's equity	1,546.8	1,556.9

Interim consolidated statements of operations	Three months ended
	April 30, 2004
	As previously
	reported	As restated
Revenues	$ 623.0	$ 623.9
Cost of sales	534.1	533.7
Gross profit	88.9	90.2
Foreign exchange loss	16.0	35.4
Loss from continuing operations before income taxes	(44.7)	(62.8)
Income tax recovery	(10.2)	(15.8)
Loss from continuing operations	(34.5)	(47.0)
Net loss	(35.7)	(48.2)

Interim consolidated statement of cash flows	Three months ended
	April 30, 2004
	As previously
	reported	As restated
OPERATING ACTIVITIES
Loss from continuing operations	$ (34.5)	$ (47.0)
Non-cash items:
Deferred income taxes	(14.4)	(20.0)
Foreign exchange loss	16.0	34.1

Bombardier Recreational Products Inc.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to interim financial statements, and therefore, do not include all of the information and disclosures required by Canadian GAAP for complete financial statements. Accordingly, the accompanying interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended January 31, 2005. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim consolidated financial statements. Such adjustments are of a normal and recurring nature. The interim consolidated financial statements follow the same accounting policies and methods in their application as the most recent annual consolidated financial statements.

The interim consolidated financial statements for the three-month period ended April 30, 2005 include the accounts of BRP and its subsidiaries all of which are controlled through voting equity interests. All intercompany transactions and balances have been eliminated on consolidation.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year, as the Company has historically realised higher sales of personal watercraft in the first and second quarters of the fiscal year and higher sales of snowmobiles in the third and fourth quarters of the fiscal year.

These accounting principles conform, in all material respects with the accounting principles generally accepted in the United States ("US GAAP"), except as described in note 24.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Bombardier Recreational Products Inc.

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

As a result of the Company's decision on July 23, 2004 to sell its Utility Vehicles segment, the results of operations, cash flows and financial position of the Utility Vehicles segment have been segregated in the accompanying interim consolidated financial statements, and are reported as discontinued operations.

The results of discontinued operations presented in the accompanying interim consolidated statements of operations, were as follows:

Three months ended
April 30, 2004

Revenues	$ 7.9
Cost of sales	6.7
Gross profit	1.2
Operating expenses
Selling and marketing	1.2
Research and development	0.8
General and administrative	1.0
Total operating expenses	3.0
Loss before income taxes	(1.8)
Income tax recovery	(0.6)
Loss from discontinued operations	$ (1.2)

The cash flows from discontinued operations presented in the accompanying interim consolidated statements of cash flows, were as follows:

Three months ended
April 30, 2004

Operating activities	$ (5.5)
Investing activities	(0.2)
Cash flows from discontinued operations	$ (5.7)

Assets held for sale

The assets held for sale are comprised of two facilities located in the United States amounting to $10.0 million as at April 30, 2005 [three facilities amounting to $13.4 million as at January 31, 2005].

5. RELATED PARTY TRANSACTIONS

In addition to other related party transactions disclosed elsewhere in the interim consolidated financial statements, related party transactions are described below. All transactions are measured at their exchange amount.

a) Transaction with sponsors

In accordance with a management agreement entered into with affiliates of the sponsors, fees of $0.7 million and $0.8 million were incurred and paid during the three-month periods ended April 30, 2005 and 2004, respectively.

Pursuant to the new term facility under the amended and restated credit agreement dated February 9, 2005, the Caisse de Dépôt et Placement du Québec has lent to the Company an amount of U.S.$6.5 million (approximately $8.0 million).

Bombardier Recreational Products Inc.

5. RELATED PARTY TRANSACTIONS [Cont'd]

b) Floorplan financing

Bombardier Capital Ltd. and Bombardier Capital Inc. (collectively "BC"), wholly owned subsidiaries of Bombardier, which has significant shareholders in common with the Company, have entered into a retail floorplan inventory financing agreement for retailers of the Company's products.

The total amount of floorplan financing provided by BC for the three-month periods ended April 30, 2005 and 2004 was $ 326.3 million and $307.5 million, respectively. Outstanding floorplan financing between the Company's dealers and BC as at April 30, 2005 was $ 774.6 million [$705.3 million as at January 31, 2005].

Furthermore, as a sales incentive, the Company generally provides a free floorplanning period to the dealers during which the Company pays interest to BC for a limited period of time. The Company's portion of the financing charges under the floorplan financing agreement with BC for the three-month periods ended April 30, 2005 and 2004 was $7.6 million and $7.1 million, respectively, which was classified as a reduction in revenues.

c) Sales of receivables

Total receivable transfers to BC during the three-month periods ended April 30, 2005 and 2004 were $94.2 million and $110.7 million, respectively, of which $84.1 million were outstanding at April 30, 2005 [$125.1 million as at January 31, 2005]. The loss incurred by the Company in connection with transfers of receivables, for the three-month periods ended April 30, 2005 and 2004 was $0.9 million and $0.8 million, respectively and was classified with financing cost. The amount outstanding subject to repurchase as at April 30, 2005 amounted to $12.9 million [$10.4 million as at January 31, 2005].

The balance outstanding of all receivables held by the BRP Receivables Funding, LLC ("BRFL") amounted to $9.6 million as at April 30, 2005 [$21.6 million as at January 31, 2005].

BRFL's retained interest in receivables transferred to BCI pursuant to the arrangement, accounted for as investments on the Company's balance sheet and included with other current assets amounted to $33.4 million as at April 30, 2005 [$38.0 million as at January 31, 2005], net of provision for loss of $0.5 million [$0.5 million at January 31, 2005]. Also, as at April 30, 2005, an amount of $7.3 million [$16.4 million as at January 31, 2005] is owed to BCI with respect to collections on receivables transferred to BCI pursuant to the arrangement.

d) Other

The Company also had $5.1 million receivables from Bombardier as at April 30, 2005, [$6.7 million as at January 31, 2005] with respect to various claims pursuant to the acquisition of the business.

6. INVENTORIES

	April 30, 2005	January 31, 2005
		[Audited]
Raw materials and work in process	$ 124.5	$ 135.6
Finished products	115.8	84.3
Parts and accessories	79.1	82.2
	$ 319.4	$ 302.1

Bombardier Recreational Products Inc.

7. OTHER ASSETS

	April 30, 2005	January 31, 2005
		[Restated]
Current
Deferred income tax	$ 59.4	$ 56.8
Investment in retained interests	33.4	38.0
Derivative financial instruments	10.8	18.9
Prepaid expenses and other	13.4	13.4
Income tax and Investment tax credits receivable	23.7	19.9
Assets held for sale	-	3.4
	$ 140.7	$ 150.4

Long-term
Deferred income tax	$ 3.3	$ 13.4
Deferred financing costs	23.6	24.8
Deferred development costs	4.9	5.8
Restricted investments	12.4	12.5
Assets held for sale	10.0	10.0
	$ 54.2	$ 66.5

The restricted investments can only be used for severance payments and pension costs associated with the Bombardier-Rotax GmbH & Co. KG pension plans, and are not available for general corporate use and are, therefore, classified as restricted long-term assets, which are designated as held to maturity.

Amortisation of development costs for the three-month periods ended April 30, 2005 and 2004 were $0.9 million and $1.1 million respectively. There was no addition to deferred development cost during the three-month periods ended April 30, 2005 and 2004.

Bombardier Recreational Products Inc.

8. GOODWILL

The change in the carrying amount is due to foreign exchange fluctuations.

9. BANK LOANS

	April 30,	January 31,
	2005	2005
		[Audited]
Revolving credit facility	$ -	$ 12.3

The Company also had issued letters of credit for an amount of $30.1 million ($38.9 million as at January 31, 2005), under the revolving credit facility.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	April 30,	January 31,
	2005	2005
		[Restated]
Accounts payable	$ 242.6	$ 241.0
Accrued liabilities	87.1	90.6
Wages and related liabilities	62.5	73.3
Warranty provision	68.2	71.2
Sales promotions and incentive programs	40.4	45.9
Dealer holdback programs	29.6	33.0
Due to BCI	7.3	16.7
Restructuring provision	3.7	10.6
Income taxes payable	12.1	8.5
Acquisition costs	-	0.1
Derivative financial liabilities	0.3	1.0
Deferred income tax	0.2	0.4
Other	1.6	2.9
	$ 555.6	$ 595.2

Bombardier Recreational Products Inc.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES [Cont'd]

The change in the accrued warranty provision for the three months ended April 30, 2005 is as follows:

April 30,
2005
Balance at January 31, 2005	$ 71.2
Expensed during the period	7.6
Claims paid during the period	(11.1)
Effect of foreign currency exchange rate changes	0.5
Balance at April 30, 2005	$ 68.2

a) Restructuring provisions related to business acquisition

Costs associated with certain restructuring activities related to the acquisition of the predecessor business on December 18, 2003 are recorded as a liability assumed as of the consummation date of the business acquisition and are included in the cost of the acquired business.

The restructuring costs related to the business acquisition recorded were as follows:

	Employee severance	Facilities
	and relocation	shutdown
	expenses	costs	Total
Balance at January 31, 2005	$ 3.3	$ 4.0	$ 7.3
Accrual utilised during the period	(1.1)	(4.0)	(5.1)
Balance at April 30, 2005	$ 2.2	$ -	$ 2.2

The facilities shutdown charge consisted of cash payments of approximately $4.0 million which consisted of the net lease charges related to leased facilities (mainly office space) that were no longer required pursuant to the acquisition. The Company expects to pay the majority of the remaining balance of the facility shutdown costs by the end of fiscal 2006.

b) Restructuring provisions of November 2004

The restructuring costs relating to the November 2004 announcement consisted of severance and a special termination benefits resulting from the offering of a voluntary early retirement incentive and bridging to early retirement. The Company expects to pay the majority of the remaining balance of severance costs by the end of fiscal 2006.

The restructuring costs related to the November 2004 announcement recorded were as follows:

Employee severance and
relocation expenses
Balance at January 31, 2005	$ 3.3
Accrual utilised during the period	(1.4)
Change in estimate	(0.4)
Balance at April 30, 2005	$ 1.5

Bombardier Recreational Products Inc.

11. LONG-TERM DEBT

The Company's long-term debt, average effective rates and maturities were as follows:

		Effective interest rate[1]
	Maturity	April 30,	April 30,	April 30,	January 31,
	date	2005	2004	2005	2005
					[Audited]
Term facilities (U.S. $280 million)	2010	-%	4.97%	$ -	$ 147.2
Term facility (U.S. $50 million)	2011	4.52%	-%	62.8	-
Senior subordinated notes
(U.S. $200 million)	2013	8 3/8%	8 3/8%	251.4	247.6
Other	2008	2%	2%	2.0	1.9
				316.2	396.7
Current portion				(0.6)	(147.2)
Long-term portion				$ 315.6	$ 249.5

[1] Interest rates for the three-month period are before giving effect to the interest rate swap agreements, if applicable.

On February 9, 2005, the Company negociated a new term loan facility of U.S. $50 million (approximately $63.0 million), under the amended and restated Senior Secured Credit Facilities, which will mature January 31, 2011. The Company may also, at any time or from time to time, request one or more additional tranches of US dollar denominated term loans of an aggregate amount not to exceed U.S. $100 million (approximately $126.0 million).

The new term facility bears interest equal to either the U.S. prime rate, or LIBOR plus applicable margin, semi-annual principal repayments of U.S. $0.25 million (approximately $0.3 million) beginning June 30, 2005 and a final principal repayment of U.S. $47.3 million (approximately $58.0 million) on January 31, 2011.

12. OTHER LONG-TERM LIABILITIES

	April 30,	January 31,
	2005	2005
		[Audited]
Due to Bombardier in connection with income tax
indemnification	$ 23.1	$ 23.0
Other	5.6	5.5
	$ 28.7	$ 28.5

Bombardier Recreational Products Inc.

13. CAPITAL STOCK

The authorised capital stock of the Company is as follows:

Unlimited number of Common Shares

Unlimited number of Class A Preferred Shares, cumulative dividend per share of 6% per annum calculated on the redemption price of $1,000 per share plus any unpaid dividends for prior years, redeemable at the option of the Company or mandatory redemption on a direct or indirect change of control of the Company to a party other than the sponsors, sale of all or substantially all of the assets of the Company, or on a direct of indirect change of control of J.A.B. to a party other than the Sponsors, at a price of $1,000 plus accrued dividends.

Unlimited number of Class B Preferred Shares, rights and privileges to be determined by the board of directors of the Company prior to the issuance of any Class B Preferred Shares, provided that all Class B Preferred Shares will in all instances rank junior as to liquidation rights, dividend rights and redemption rights to the Class A Preferred Shares for so long as any Class A Preferred Shares are outstanding.

The issued and outstanding capital stock was as follows:

		April 30,	January 31,
Issued and outstanding		2005	2005
			[Audited]
1	Common share	$ 364.5	$ 364.4

During the period ended April 30, 2005, the stated capital was increased by $0.1 million as a result of a contribution received from J.A.B.

14. MANAGEMENT SHARE SUBSCRIPTION AGREEMENT AND STOCK OPTION PLAN

During the three-month period ended April 30, 2005, no stock options were granted. During the three-month period ended April 30, 2004, 19,785,540 options were granted. As at April 30, 2005, J.A.B. had 20,074,650 stock options outstanding, of which 1,243,310 stock options were vested. No stock options have been exercised during the three-month period ended April 30, 2005.

The Company records compensation expense using the fair value method. The estimated fair value of the J.A.B. stock options granted is being amortised on a straight-line basis over the expected vesting period with a corresponding amount recorded as contributed surplus.

Fair value is estimated at the grant date based on a Black-Scholes option-pricing model using the following assumptions:

	Three months ended
	April 30, 2005	April 30, 2004
Expected life	-	10 years
Risk-free interest rate	-	3.98%
Expected volatility	-	35%
Dividend yield	-	0%

Stock based compensation expense was $0.5 million and $0.7 million, respectively, during the three-month periods ended April 30, 2005 and 2004.

Bombardier Recreational Products Inc.

15. CUMULATIVE TRANSLATION ADJUSTMENT

Changes in the cumulative translation adjustment resulted primarily from the strengthening of the U.S. dollar against the Canadian dollar and the weakening of the Canadian dollar against the Euro for the three-month period ended April 30, 2005.

16. EMPLOYEE FUTURE BENEFITS

The components of the net defined benefit plan cost were as follows:

Three months ended
	April 30, 2005		April 30, 2004
	Pension	Other	Pension	Other
	benefits	benefits	benefits	benefits
Current service cost	$ 3.2	$ 0.3	$ 3.3	$ 0.3
Interest cost	3.1	0.2	3.0	0.3
Expected return on plan assets	(1.8)	-	(1.7)	-
Net defined benefit cost	$ 4.5	$ 0.5	$ 4.6	$ 0.6

17. DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation of property, plant and equipment was as follows:

Three months ended
	April 30, 2005	April 31, 2004
Cost of sales	$ 20.1	$ 23.2
Operating expenses	2.0	2.8
	$ 22.1	$ 26.0

18. RESEARCH AND DEVELOPMENT EXPENSES

Three months ended
	April 30, 2005	April 30, 2004
Research and development expense	$ 29.1	$ 31.7
Tax credits and other government assistance	(2.0)	(2.1)
	$ 27.1	$ 29.6

19. FINANCING COST

	Three months ended
	April 30, 2005	April 30, 2004
		[Restated]
Interest on long-term debt	$ 6.0	$ 9.9
Receivable factoring losses	1.3	1.5
Amortisation of deferred financing costs	1.1	1.6
Interest income	(0.4)	(0.8)
Change in fair value of interest rate swaps	(0.2)	-
Other	0.3	1.5
	$ 8.1	$ 13.7

Bombardier Recreational Products Inc.

20. INCOME TAXES

Details of income tax recovery are as follows:

Three months ended
	April 30, 2005	April 30, 2004
[Restated]
Current income tax expense	$ 4.8	$ 4.2
Deferred income tax recovery	(3.5)	(20.0)
Income tax expense (recovery)	$ 1.3	$ (15.8)

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense (recovery) was as follows:

	Three months ended
	April 30, 2005		April 30, 2004
			[Restated]
Income taxes calculated at statutory rates	$ (0.5)	33.3%	$ (19.6)	31.2%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	(1.5)		(2.6)
Effect of income tax rate changes	-		(0.2)
Tax benefits of losses and temporary differences not
recognised	1.4		0.5
Recognition of previously unrecorded tax benefit	-		3.0
Tax-exempt items	1.3		2.8
Large corporation tax	0.3		0.3
Other	0.3		-
Income tax expense (recovery)	$ 1.3		$ (15.8)

21. NET CHANGES IN NON-CASH WORKING CAPITAL BALANCES RELATED TO OPERATIONS

The net changes in non-cash working capital balances related to operations were as follows:

	Three months ended
	April 30, 2005	April 30, 2004
Receivables	$ 11.5	$ 30.0
Inventories	(15.2)	(20.7)
Other current assets	2.3	13.4
Accounts payable and accrued liabilities	(34.7)	(50.1)
Employee future benefits	2.3	3.1
Other	(1.1)	(5.1)
	$ (34.9)	$ (29.4)

Non-cash transactions

Three months ended
	April 30, 2005	April 30, 2004
Decrease (increase) in investment in retained interest	$ (4.5)	$ 13.5

Investments in retained interest are obtained pursuant to the transfer of receivables.

Bombardier Recreational Products Inc.

22. FINANCIAL INSTRUMENTS Foreign exchange risks

The Company uses derivative financial instruments to manage foreign currency risks and exposure. The Company does not trade in derivatives for speculative purposes.

Forward foreign exchange contracts

The Company's forward foreign exchange contracts were designated as hedges of forecast transactions for accounting purposes, except as indicated in note 2. As a result, there is no recognition in the Consolidated Financial Statements of unrealised gains or losses arising during the periods on such forward foreign contracts.

The following tables set out the significant notional amounts outstanding under forward foreign exchange contracts, the average contractual exchange rates and the settlement periods of these contracts.

					April 30, 2005
	Sell	Buy	Average		Notional CAD
	currency	currency	rate	Notional amount	equivalent

Sell contracts
Less than 1 year	USD	CAD	0.7575	USD 363.7	$ 480.1
Between 1 and 2 years	USD	CAD	0.8136	USD 157.8	194.0
Buy contracts
Less than 1 year	CAD	Euro	0.6001	Euro 96.3	160.4
Between 1 and 2 years	CAD	Euro	0.6179	Euro 36.9	59.7

					January 31, 2005
	Sell	Buy	Average		Notional CAD
	currency	currency	rate	Notional amount	equivalent
					[Audited]
Sell contracts
Less than 1 year	USD	CAD	0.7495	USD 337.1	$ 449.8
Between 1 and 2 years	USD	CAD	0.7865	USD 157.4	200.1
Buy contracts
Less than 1 year	CAD	Euro	0.6042	Euro 111.1	183.9
Between 1 and 2 years	CAD	Euro	0.6114	Euro 55.3	90.5

Bombardier Recreational Products Inc.

23. CONTINGENCIES

The Company has a patent infringement case outstanding as well as one complaint for alleged infringement of a trademark. The Company also has various other cases outstanding mainly for commercial disputes with terminated dealers and minor disputes with customers.

The Company intends to vigorously defend its position in these matters. While the final outcome with respect to actions outstanding or pending as at April 30, 2005 cannot be predicted with certainty, it is management's opinion that their resolution will not have material adverse effects on the Company's financial position, results of operations, or cash flows.

24. SEGMENT DISCLOSURE

The Company operates in the two reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies.

The Powersports segment designs, develops, manufactures and sells snowmobiles, watercraft, all-terrain vehicles, sport boats and Rotax engines. Powersports products are sold mainly through an international network of independent dealers and distributors. The manufacturing plants are located primarily in Canada, the United States, Austria and Finland.

The Marine Engines segment designs, develops, manufactures and sells outboard engines available across three technologies: 2-stroke carburated, 2-stroke direct injection and 4-stroke technology. Marine Engines products are sold directly to boat builders or through an international network of independent dealers and distributors. The Marine Engines manufacturing plants are located primarily in the United States and Mexico.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies of the most recent annual consolidated financial statements of the Company. Management evaluates performance based on operating profit. Operating profit does not include allocated Corporate office charges for administrative functions as well as other income and expenses and income taxes. Intersegment services are accounted for at the exchange amount which management believes reflects current market prices as if the services were provided to third parties.

Bombardier Recreational Products Inc.

24. SEGMENT DISCLOSURE [ Cont'd]

	Consolidated		Powersports		Marine Engines
	April 2005	April 2004	April 2005	April 2004	April 2005	April 2004
		[Restated]		[Restated]
External revenues	$ 594.0	$ 623.9	$ 464.6	480.3	129.4	143.6
Intersegment revenues	-	-	7.2	3.9	9.2	7.5
Segment revenues	594.0	623.9	471.8	484.2	138.6	151.1
Cost of sales and operating expenses	540.2	599.2	418.0	453.7	138.6	156.9
Depreciation and amortisation	25.6	29.7	20.8	23.9	4.8	5.8
	565.8	628.9	438.8	477.6	143.4	162.7
Segment operating profit (loss)	28.2	(5.0)	33.0	6.6	(4.8)	(11.6)
Corporate and other	12.8	7.2
Depreciation dealer network	0.5	0.5
Operating income (loss)	14.9	(12.7)
Financing cost	8.1	13.7
Accretion in carrying value of redeemable preferred
share	-	1.0
Gain on disposal of assets held for sale	(1.5)	-
Foreign exchange loss	9.8	35.4
Loss before income taxes	$ (1.5)	$ (62.8)

Net segment assets exclude cash, deferred income taxes, goodwill, dealer network and license agreement and are net of accounts payable and accrued liabilities.

	Consolidated		Powersports		Marine Engines
	April 2005	January 2005	April 2005	January 2005	April 2005	January 2005
		[Restated]		[Restated]		[Audited]
Net segment assets	$ 553.1	$ 524.7	$ 387.1	$ 355.2	$ 166.0	$ 169.5
Net corporate office and other	46.9	47.5
Goodwill	120.6	119.9
Dealer network	43.7	44.2
License agreement	13.8	13.8
Accounts payable and accrued liabilities	543.3	586.3
Deferred income taxes	62.7	70.2
Cash	35.0	150.3
Total assets	$ 1,419.1	$ 1,556.9

Bombardier Recreational Products Inc.

25. DIFFERENCES BETWEEN CANADIAN AND US GAAP

The interim consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from US GAAP. The following tables present a summary of the material adjustments to the Company's financial statements that would be required in order to conform with US GAAP and the related rules and regulations adopted by the SEC.

Reconciliation of consolidated net income and comprehensive loss

	Three months ended
	April 30,	April 30,
	2005	2004
		[Restated]
Net income (loss) under Canadian GAAP	$ (2.8)	$ (48.2)
Development costs (a)	0.9	1.1
Accretion in carrying value of redeemable Preferred shares (b)	-	1.0
Total adjustments before the following:	0.9	2.1
Income tax expense (d)	0.3	0.3
Total adjustments	0.6	1.8
Net income (loss) under US GAAP	(2.2)	(46.4)
Change in currency translation adjustment	5.1	(0.2)
Unrealised gains (losses) on derivative financial instruments:
Unrealised gains (losses) arising during the period, net of income tax
of $1.3 million ($2.0 million in 2004)(c)	(3.0)	(4.3)
Less: realised (gains) losses previously reported in income, net of
income tax of $1.5 million(c)	(3.3)	-
Comprehensive loss under US GAAP (e)	$ (3.4)	$ (50.9)

Reconciliation of consolidated balance sheet captions

		As at April 30, 2005			As at January 31, 2005
		Canadian		US	Canadian		US
		GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
						[Restated]
Other current assets	(c)	$ 140.7	$ 13.6	$ 154.3	$ 150.4	$ 18.3	$ 168.7
Other long-term assets	(a)	54.2	(3.9)	50.3	66.5	(4.5)	62.0
Accounts payable and accrued
liabilities	(c)	555.6	7.3	562.9	595.2	5.7	600.9
Retained earning (deficit)	(b)	8.2	(4.0)	4.2	11.0	(4.6)	(6.4)
Currency translation adjustment		(8.6)	8.6	-	(13.7)	13.7	-
Accumulated other
comprehensive income:	(e)
Currency translation adjustment		-	(8.5)	(8.5)	-	(13.6)	(13.6)
Unrealised losses on derivative	(c)	-	6.3	6.3	-	12.6	12.6
Total assets		1,419.1	9.7	1,428.8	1,556.9	13.8	1,570.7

Bombardier Recreational Products Inc.

25. DIFFERENCES BETWEEN CANADIAN AND US GAAP [Cont'd] (a) Development costs

Under Canadian GAAP, certain development costs are deferred and amortised if they meet certain criteria. Under US GAAP, these costs are expensed as incurred. In addition, under Canadian GAAP, development costs are classified as investing activities in the statement of cash flows whereas they are classified as operating activities in the statement of cash flows under US GAAP.

(b) Redeemable preferred shares

Under Canadian GAAP preferred shares which are mandatorily redeemable by the Company upon the occurrence of certain future events that management considers to be likely are recorded as liabilities and are accreted to the redemption value at the estimated redemption date. Accretion of carrying value and unpaid dividends are included in net loss.

Under US GAAP, the redeemable preferred shares are recorded at fair value outside of equity, and the accretion of the carrying value and unpaid dividends are recorded as a capital transaction.

(c) Forward foreign exchange contracts

Under US GAAP, unrealised gain/loss on derivative financial instruments designated as hedges are recorded in comprehensive income.

(d) Income taxes

The income taxes adjustment is reflecting the income tax effect on the adjustments between Canadian GAAP and US GAAP.

(e) FAS 130 "Comprehensive Income"

U.S. GAAP establishes standards for reporting and display of comprehensive income (loss) and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Under U.S. GAAP, all components of comprehensive income must be reported in the financial statements in the period in which they are recognised. A total amount for comprehensive income shall be displayed in the financial statements where the components of other comprehensive income are reported.

26. SUBSEQUENT EVENT Sales of Receivables Arrangement

On June 3, 2005, BRP Finland OY and BRP Norway AS, subsidiaries of the Company, entered into a five-year factoring agreement with Bank of America whereby the bank has agreed to purchase receivables up to €35,000,000 ("the Facility Agreement"). Under the Facility Agreement, 85% of the approved customers' invoices from will be advanced to the Company, on a non-recourse basis.

This agreement replaced a receivable transfer arrangement with BCI which expires in June 2005.